January 18, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (720) 888-5127

Neil J. Eckstein
Senior Vice President
Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021

> **Re: Level 3 Communications, Inc.**
> **Definitive Schedule 14A**
> **Filed April 18, 2007**
> **File No. 001-15658**

Dear Mr. Eckstein:

We have reviewed your response letter dated November 9, 2007 and have the following comments. Please respond to our comments by February 1, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 9

Bonus Awards, page 15

1.   We have considered your response to comment six in our letter dated September 27, 2007, and reissue the comment. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each performance target you used and explain how disclosure could lead to competitive harm.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel